LYNWOOD FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014
AND INDEPENDENT
ACCOUNTANT'S REVIEW REPORT

LAWSON
RESCINIO
SCHIBELL

CERTIFIED PUBLIC ACCOUNTANTS
the power of sound fundamentals

LAWSON
RESCINIO
SCHIBELL

LYNWOOD FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2015 AND 2014
AND INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

LYNWOOD FINANCIAL GROUP, INC.
CONTENTS
DECEMBER 31, 2015 AND 2014

Independent Accountant's Review Report

LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 • OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

Independent Accountant's Review Report

To the Board of Directors
    Lynwood Financial Group, Inc.
    Matawan, NJ 07747

We have reviewed the accompanying financial statements of Lynwood Financial Group, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lawson, Rescinio, Schibell + Assoc., P.C.

Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
November 30, 2016

LYNWOOD FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash and Cash Equivalents	$ 2,334	$ 8,256
Accounts Receivable	49,076	-
Loans to Shareholders	49,070	-
Total Current Assets	100,480	8,256
OTHER ASSETS		
Intangible Asset	911,063	911,063
Accumulated Amortization	(911,063)	(850,337)
Total Other Assets	-	60,726
TOTAL ASSETS	$ 100,480	$ 68,982

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
CURRENT LIABILITIES		
Note Payable - Current Portion	$ 4,903	$ 4,350
Total Current Liabilities	4,903	4,350
Note Payable - Long Term Portion	11,297	16,200
TOTAL LIABILITIES	16,200	20,550
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; 100 Shares Authorized;		
100 Shares Issued and Outstanding	100	100
Additional Paid In Capital	35,104	35,104
Retained Earnings	49,076	13,228
Total Stockholder's Equity	84,280	48,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 100,480	$ 68,982

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
SALES	$ 632,245	$ 559,844
COST OF SALES		
Commission Expense	5,711	4,458
Subcontractors	1,005	338
Total Cost of Sales	6,716	4,796
GROSS PROFIT	625,529	555,048
OPERATING EXPENSES		
Business Insurance	32,135	40,489
Health Insurance	17,281	14,563
Payroll Taxes	23,917	21,128
Telephone	5,270	3,946
Office	19,873	20,726
Postage and Messenger	5,506	5,092
Dues and Subscriptions	9,903	12,199
Repairs and Maintenance	3,207	3,249
Professional Fees	12,686	12,114
Administrative Salaries	260,098	219,433
Auto Expense	4,120	3,862
Travel	421	1,891
Rent	53,445	41,566
Utilities	5,210	6,063
Interest	692	-
Lease Expense	12,956	31,338
Advertising	1,940	2,184
Continuing Education	6,546	7,099
Computer and Internet Expense	12,362	11,906
Amortization	60,726	66,126
Returned Commissions and Premiums	21,669	16,846
Total Operating Expenses	569,963	541,820
INCOME FROM OPERATIONS	55,566	13,228
INCOME BEFORE PROVISION FOR STATE AND LOCAL INCOME TAXES	55,566	13,228
PROVISION FOR STATE AND LOCAL INCOME TAXES	2,117	-
NET INCOME	53,449	13,228
RETAINED EARNINGS - BEGINNING OF YEAR	13,228	-
DIVIDENDS	(17,601)	-
RETAINED EARNINGS - END OF YEAR	$ 49,076	$ 13,228

See independent accountant's review report and notes to financial statements

EXHIBIT C

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 53,449	$ 13,228
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities		
Amortization	60,726	66,126
Changes in Assets and Liabilities:		
Accounts Receivable	(49,076)	1,610
Accounts Payable	-	(2,250)
NET CASH PROVIDED BY OPERATING ACTIVITIES	65,099	78,714
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to Shareholders	(49,070)	-
NET CASH USED IN FINANCING ACTIVITIES	(49,070)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of Long-Term Debt	(4,350)	(9,950)
Loans from Shareholders	-	(61,317)
Dividends	(17,601)	-
NET CASH USED IN FINANCING ACTIVITIES	(21,951)	(71,267)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,922)	7,447
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	8,256	809
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,334	$ 8,256
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR		
Interest	$ 692	$ -
Income Taxes	$ 2,117	$ -

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1 - NATURE OF BUSINESS

The Company provides insurance services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

b. Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2015 and 2014, the management of the Company determined that the potential of bad debts was not material and elected not to set up an allowance for doubtful accounts. The Company periodically reviews aging and collections to determine the collectability of receivables. At the time the Company determines that collectability is doubtful, an allowance is established. Once the Company determines that the account is uncollectible, the account is written off. The Company does not charge interest on overdue accounts.

c. Property and Equipment - Property and equipment are recorded at cost. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are charged to current operations. Depreciation is computed utilizing accelerated and straight line methods over the useful life of the respective asset.

d. Advertising Costs - The Company expenses all advertising costs when incurred. Advertising expense charged to operations for the years ended December 31, 2015 and 2014 was $1,940 and $2,184, respectively.

e. Income Taxes - The Company files tax returns in the U.S. Federal jurisdiction and the State of New Jersey. The Company has no open tax years prior to 2012. The Company has elected to be treated as a small business corporation for federal and state income tax purposes. As a small business corporation, the Company does not pay Federal income tax on its taxable income. Instead, the stockholder is individually liable for Federal income tax on the Company's taxable income. For state purposes, the stockholder is individually liable for state income tax on the Company's state taxable income and the Company is liable for state minimum taxes.

The Company accounts for income taxes under accounting principles generally accepted in the United States of America (GAAP). GAAP prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

At December 31, 2015, management has determined that the Company does not have any uncertain tax positions that would have a material effect on the Company's financial position, results of operations and cash flows. The determination of tax positions uses tax judgments which are based on the requirements for filing tax returns. These filings may be subject to amendment or change during an examination by various taxing authorities, which has not been considered in the determination of the Company's assets or liabilities.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be significant.

g. Fair Value Disclosure – GAAP establishes a framework for determining fair value for assets and liabilities measured at fair value on a recurring basis. GAAP establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value and requires certain disclosure requirements for fair value measurements. The three fair value hierarchy levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology are quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are based on prices or valuation techniques that are unobservable.

h. Intangibles – Intangible assets consist of goodwill. The Company amortizes goodwill on the straight-line method over its useful life.

i. Revenue Recognition - The Company recognizes revenue from services when the work is completed. Revenue does not include sales tax, if any, charged on the revenue. Cost of sales includes commissions and subcontractor costs.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash accounts at one financial institution. The Federal Deposit Insurance Corporation only insures up to $250,000 at any one financial institution. At December 31, 2015, the Company's uninsured balance totaled $0.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 4 - LONG-TERM DEBT

Long-Term debt as of December 31, 2015 and 2014 consists of the following:

	2015	2014
Note Payable, bank with $484 due monthly for principal and interest at 6.50% until January 2019.	$ 16,200	$ 20,550
	16,200	20,550
Less: Current Maturities	4,903	4,350
Long-Term Debt - Less Current Maturities	$ 11,297	$ 16,200

Maturities of Long-Term Debt are as follows:

Year Ending December 31,

2016	$ 4,903
2017	5,231
2018	5,581
2019	485
Total	$ 16,200

NOTE 5 - LEASE COMMITMENTS

Auto - The conpany has an auto lease which expires in July 2017. Lease expense charged to operations for the years eneded December 31, 2015 and 2014 was $12,956. As of December 31, 2015, the future minimum annual rental payments are summarized as follows:

Year Ending December 31,

2016	$ 12,956
2017	6,480
	$ 19,436

Office - The Company leases office space under a month to month lease agreement. Rent expense charged to operations for the years ended December 31, 2015 and 2014 was $53,445 and $41,566, respectively.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 30, 2016, the date which the financial statements were available to be issued.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management of the Company has estimated that the carrying amount of all assets and liabilities approximates fair value.

Cash, accounts receivable and accounts payable are valued at their carrying amounts which approximate fair value due to the short maturity of the instruments.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing debt as the present value of expected cash flows.

LYNWOOD FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015
AND INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

LAWSON
RESCINIO
SCHIBELL

CERTIFIED PUBLIC ACCOUNTANTS
the power of sound fundamentals



LYNWOOD FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015
AND INDEPENDENT ACCOUNTANT'S
REVIEW REPORT

LYNWOOD FINANCIAL GROUP, INC.
CONTENTS
DECEMBER 31, 2016 AND 2015

Independent Accountant's Review Report



LAWSON
RESCINIO
SCHIBELL

LAWSON, RESCINIO, SCHIBELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1806 ROUTE 35 · OAKHURST, NEW JERSEY 07755-2759 TEL (732) 531-8000 FAX (732) 531-8080

THE POWER OF SOUND FUNDAMENTALS

Independent Accountant's Review Report

To the Board of Directors
Lynwood Financial Group, Inc.
Matawan, NJ 07747

We have reviewed the accompanying financial statements of Lynwood Financial Group, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lawson, Rescinio, Schibell + Assoc., P.C.

Lawson, Rescinio, Schibell & Assoc., P.C.

Oakhurst, New Jersey
March 11, 2017

LYNWOOD FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
CURRENT ASSETS		
Cash and Cash Equivalents	$ 16,192	$ 2,334
Accounts Receivable	43,335	49,076
Loans to Shareholders	49,070	49,070
Total Current Assets	108,597	100,480
OTHER ASSETS		
Intangible Asset	911,063	911,063
Accumulated Amortization	(911,063)	(911,063)
Total Other Assets	-	-
TOTAL ASSETS	$ 108,597	$ 100,480

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
CURRENT LIABILITIES		
Note Payable - Current Portion	$ 9,084	$ 4,903
Total Current Liabilities	9,084	4,903
Note Payable - Long Term Portion	6,066	11,297
TOTAL LIABILITIES	15,150	16,200
STOCKHOLDER'S EQUITY		
Common Stock - No Par Value; 100 Shares Authorized;		
100 Shares Issued and Outstanding	100	100
Additional Paid In Capital	35,104	35,104
Retained Earnings	58,243	49,076
Total Stockholder's Equity	93,447	84,280
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 108,597	$ 100,480

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
SALES	$ 567,564	$ 632,245
COST OF SALES		
Commission Expense	13,128	5,711
Subcontractors	604	1,005
Total Cost of Sales	13,732	6,716
GROSS PROFIT	553,832	625,529
OPERATING EXPENSES		
Business Insurance	17,362	32,135
Health Insurance	13,246	17,281
Payroll Taxes	32,610	23,917
Telephone	5,209	5,270
Office	33,298	19,873
Postage and Messenger	5,179	5,506
Dues and Subscriptions	4,090	9,903
Repairs and Maintenance	1,435	3,207
Professional Fees	17,901	12,686
Administrative Salaries	252,107	260,098
Auto Expense	24,357	4,120
Meals and Entertainment	5,185	-
Travel	9,581	421
Rent	67,531	53,445
Utilities	4,647	5,210
Interest	677	692
Lease Expense	10,626	12,956
Advertising	3,798	1,940
Continuing Education	5,238	6,546
Computer and Internet Expense	11,674	12,362
Amortization	-	60,726
Returned Commissions and Premiums	15,352	21,669
Total Operating Expenses	541,103	569,963
INCOME FROM OPERATIONS	12,729	55,566
INCOME BEFORE PROVISION FOR STATE AND LOCAL INCOME TAXES	12,729	55,566
PROVISION FOR STATE AND LOCAL INCOME TAXES	562	2,117
NET INCOME	12,167	53,449
RETAINED EARNINGS - BEGINNING OF YEAR	49,076	13,228
DIVIDENDS	(3,000)	(17,601)
RETAINED EARNINGS - END OF YEAR	$ 58,243	$ 49,076

See independent accountant's review report and notes to financial statements

EXHIBIT C

LYNWOOD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 12,167	$ 53,449
Adjustments to Reconcile Net Income to Net Cash		
Provided By Operating Activities		
Amortization	-	60,726
Changes in Assets and Liabilities:		
Accounts Receivable	5,741	(49,076)
Accounts Payable	-	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,908	65,099
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to Shareholders	-	(49,070)
NET CASH USED IN FINANCING ACTIVITIES	-	(49,070)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of Long-Term Debt	(4,903)	(4,350)
Loans from Shareholders	-	-
Dividends	(3,000)	(17,601)
NET CASH USED IN FINANCING ACTIVITIES	(7,903)	(21,951)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	10,005	(5,922)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,334	8,256
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 12,339	$ 2,334
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR		
Interest	$ 677	$ 692
Income Taxes	$ 562	$ 2,117

See independent accountant's review report and notes to financial statements

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - NATURE OF BUSINESS

The Company provides insurance services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

b. Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2016 and 2015, the management of the Company determined that the potential of bad debts was not material and elected not to set up an allowance for doubtful accounts. The Company periodically reviews aging and collections to determine the collectability of receivables. At the time the Company determines that collectability is doubtful, an allowance is established. Once the Company determines that the account is uncollectible, the account is written off. The Company does not charge interest on overdue accounts.

c. Property and Equipment - Property and equipment are recorded at cost. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are charged to current operations. Depreciation is computed utilizing accelerated and straight line methods over the useful life of the respective asset.

d. Advertising Costs - The Company expenses all advertising costs when incurred. Advertising expense charged to operations for the years ended December 31, 2016 and 2015 was $3,798 and $1,940, respectively.

e. Income Taxes - The Company files tax returns in the U.S. Federal jurisdiction and the State of New Jersey. The Company has no open tax years prior to 2012. The Company has elected to be treated as a small business corporation for federal and state income tax purposes. As a small business corporation, the Company does not pay Federal income tax on its taxable income. Instead, the stockholder is individually liable for Federal income tax on the Company's taxable income. For state purposes, the stockholder is individually liable for state income tax on the Company's state taxable income and the Company is liable for state minimum taxes.

The Company accounts for income taxes under accounting principles generally accepted in the United States of America (GAAP). GAAP prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

At December 31, 2016, management has determined that the Company does not have any uncertain tax positions that would have a material effect on the Company's financial position, results of operations and cash flows. The determination of tax positions uses tax judgments which are based on the requirements for filing tax returns. These filings may be subject to amendment or change during an examination by various taxing authorities, which has not been considered in the determination of the Company's assets or liabilities.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could be significant.

g. Fair Value Disclosure – GAAP establishes a framework for determining fair value for assets and liabilities measured at fair value on a recurring basis. GAAP establishes a three-level fair value hierarchy based on the quality of inputs used to measure fair value and requires certain disclosure requirements for fair value measurements. The three fair value hierarchy levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology are quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are based on prices or valuation techniques that are unobservable.

h. Intangibles – Intangible assets consist of goodwill. The Company amortizes goodwill on the straight-line method over its useful life.

i. Revenue Recognition - The Company recognizes revenue from services when the work is completed. Revenue does not include sales tax, if any, charged on the revenue. Cost of sales includes commissions and subcontractor costs.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains most of its cash accounts at one financial institution. The Federal Deposit Insurance Corporation only insures up to $250,000 at any one financial institution. At December 31, 2016, the Company's uninsured balance totaled $0.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 4 - LONG-TERM DEBT

Long-Term debt as of December 31, 2016 and 2015 consists of the following:

	2016	2015
Note Payable, bank with $484 due monthly for principal and interest at 6.50% until January 2019.	$ 11,297	$ 16,200
	11,297	16,200
Less: Current Maturities	9,084	4,903
Long-Term Debt - Less Current Maturities	$ 2,213	$ 11,297

Maturities of Long-Term Debt are as follows:

Year Ending December 31,

2017	5,231
2018	5,581
2019	485
Total	$ 11,297

NOTE 5 - LEASE COMMITMENTS

Auto - The conpany has an auto lease which expires in July 2017. Lease expense charged to operations for the years ended December 31, 2016 and 2015 was $10,626. As of December 31, 2016, the future minimum annual rental payments are summarized as follows:

Year Ending December 31,

2017	6,480
	$ 6,480

Office - The Company leases office space under a month to month lease agreement. Rent expense charged to operations for the years ended December 31, 2016 and 2015 was $67,531 and $53,445, respectively.

LYNWOOD FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 11, 2017, the date which the financial statements were available to be issued.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management of the Company has estimated that the carrying amount of all assets and liabilities approximates fair value.

Cash, accounts receivable and accounts payable are valued at their carrying amounts which approximate fair value due to the short maturity of the instruments.

Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing debt as the present value of expected cash flows.